The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities nor are we soliciting offers to buy these securities in any place where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
File No. 333-169354
PROSPECTUS SUPPLEMENT Subject to Completion, Dated September 14, 2010

(To Prospectus dated September 14, 2010)

6,000,877 Shares

COMMON STOCK

The selling stockholders identified in this prospectus supplement are offering 6,000,877 shares of our common stock. The selling stockholders will receive all net proceeds from the sale of the shares of our common stock in this offering.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “DGI.” The last reported sale price of our common stock on September 13, 2010 was $32.24 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page S-9.

PRICE $      A SHARE

		Underwriting	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Stockholders

Per share	$	$	$
Total	$	$	$

Certain of the selling stockholders have granted the underwriters the right to purchase an additional 900,000 shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on September   , 2010.

MORGAN STANLEY	J.P. MORGAN

CITI	CANACCORD GENUITY

September   , 2010.

PROSPECTUS SUPPLEMENT
ABOUT THIS PROSPECTUS SUPPLEMENT	S-ii
PROSPECTUS SUPPLEMENT SUMMARY	S-1
THE OFFERING	S-5
SUMMARY CONSOLIDATED FINANCIAL DATA	S-6
RISK FACTORS	S-9
USE OF PROCEEDS	S-11
PRICE RANGE OF OUR COMMON STOCK	S-11
DIVIDENDS	S-11
ARRANGEMENTS BETWEEN MORGAN STANLEY AND US	S-11
SELLING STOCKHOLDERS	S-13
MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON U.S. HOLDERS OF COMMON STOCK	S-13
UNDERWRITERS	S-16
CONFLICTS OF INTEREST	S-19
LEGAL MATTERS	S-19
PROSPECTUS
ABOUT THIS PROSPECTUS	ii
WHERE YOU CAN FIND MORE INFORMATION	ii
FORWARD-LOOKING STATEMENTS	iii
THE COMPANY	1
RISK FACTORS	2
USE OF PROCEEDS	2
DESCRIPTION OF CAPITAL STOCK	2
SELLING STOCKHOLDERS	2
PLAN OF DISTRIBUTION	3
LEGAL MATTERS	7
EXPERTS	7

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus supplement and the accompanying prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement and the accompanying prospectus.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains specific information about the selling stockholders and the terms on which the selling stockholders are offering and selling our common stock. The second part is the accompanying prospectus dated September 14, 2010, which contains and incorporates by reference important business and financial information about us and other information about the offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in either this prospectus supplement or the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Before you invest in our common stock, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and accompanying prospectus.

Unless the context indicates otherwise, the terms “DigitalGlobe,” “Company,” “we” and “our” in this prospectus supplement refer to DigitalGlobe, Inc. and its consolidated subsidiaries.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus and does not contain all of the information that you should consider in making your investment decision. You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement, as well as the information in the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement or the accompanying prospectus. You should carefully consider, among other things, the matters discussed in the sections titled “Risk Factors” on page S-9 of this prospectus supplement, on page 2 of the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2009.

DIGITALGLOBE, INC.

Overview

We are a leading global provider of commercial high-resolution earth imagery products and services. Our products and services support a wide variety of uses, including defense, intelligence and homeland security applications, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility and agricultural industries, and U.S. and foreign civil government agencies. The imagery that forms the foundation of our products and services is collected daily via our three high-resolution imagery satellites and managed in our content archive, which we refer to as our ImageLibrary. We believe our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available; as of June 30, 2010, containing more than 1 billion square kilometers of imagery, with the capacity to add over 1.8 million square kilometers of imagery every day. Our collection capacity is approximately 700 million square kilometers per year.

Products and Services

We offer earth imagery products and services that are comprised of imagery from our three-satellite constellation, and aerial imagery that we acquire from third party suppliers. We process our imagery to varying levels according to customers’ specifications and deliver our products using the distribution method that best suits our customers’ needs. Customers can purchase satellite or aerial images that are archived in our ImageLibrary. Customers can also order imagery content by placing custom orders, which require tasking of our satellites, for a specific area of interest, or as a bundle of imagery and data for a region or type of location, such as cities, ports and harbors or airports. For example, CitySphere, an ImageLibrary product, features color imagery for 300 of the world’s largest cities that is refreshed on a routine basis.

Customers specify how they want the imagery content they are purchasing from us to be produced. We deliver our satellite imagery content at three processing levels: (i) basic imagery with the least amount of processing; (ii) standard imagery with radiometric and geometric correction; and (iii) ortho-rectified imagery with radiometric, geometric, and topographic correction. All of our aerial imagery is delivered as ortho-rectified imagery.

We also use enhanced processing to produce mosaic and stereo imagery products. The mosaic process takes multiple imagery scenes, collected at different times and dates, and merges them into a single seamless imagery product. We use specialized collection and enhanced processing to produce stereo imagery products. Stereo imagery products consist of two images collected from two different viewpoints along the satellite orbit track that are produced as basic products, but can be viewed in stereo (3D) using specialized software. Stereo imagery products are used for the creation of digital elevation maps, for the more accurate creation of 3D maps and flight simulations.

We offer a range of on- and off-line distribution options designed to enable customers to easily access and integrate our imagery into their business operations and applications, including desktop software applications, web services that provide for direct online access to our ImageLibrary, File Transfer Protocol (FTP), and physical media such as CD, DVD, and hard drive. We offer an additional distribution option through our Direct Access Program

(DAP) that allows certain customers, approved by the U.S. government, to task and downlink data directly from our WorldView-1 and WorldView-2 satellites within their regional area of interest. DAP is designed to meet the enhanced information and operational security needs of a select and limited number of defense and intelligence customers and certain commercial customers. To date we have signed four customer contracts for our DAP.

We sell our products and services through a combination of direct sales, web services and indirect channels, that include a global network of resellers and strategic partners.

Customers

We have two reportable segments, defense and intelligence, and commercial. In 2009, we generated 81.9% of our revenue from defense and intelligence customers and 18.1% of our revenue from commercial customers.

Market Opportunity

According to BCC Research, the remote sensing market was $7.3 billion in 2007 and is expected to grow to $9.9 billion by 2012. We compete today in a segment of this market that includes the sale of earth imagery at a resolution of three meters or better and related products and services, which BCC estimates was $1.9 billion in 2007 and is expected to grow to $3.2 billion by 2012. The major growth drivers of our segment are:

•	Increasing Reliance on Commercial Products and Services by the U.S. and Foreign Governments. The U.S. and, we believe, foreign governments are increasingly relying on commercial remote sensing space capabilities to provide unclassified earth imagery for defense, intelligence, foreign policy, homeland security and civil needs.

•	Growing Use of Imagery by Civil Agencies. U.S. and foreign civil agencies are using satellite imagery for many purposes, including establishing effective police and fire emergency routes, and classifying land use for growth planning and tax assessments. Developing countries in Asia, Eastern Europe, and Latin and South America are experiencing significant changes as a result of their economic growth and development. These countries are increasingly relying on earth imagery for many purposes, such as building and maintaining current maps that catalogue this development and change.

•	Increasing Use of Imagery in Consumer and Enterprise Location-Based Information Applications. The introduction of earth imagery overlays to digital maps by major internet portals, such as Google and Microsoft, has increased consumer awareness of, and demand for, location-based applications that utilize earth imagery. Large-scale mapping capabilities are being combined with up-to-date images and information to create new and more powerful consumer and enterprise applications and products for use in real-estate applications, GPS-based mobile devices and next generation video games.

The growing demand for imagery products and services from an increasingly diverse customer base places new demands on providers of high resolution earth imagery. We believe that users are increasingly requiring imagery that is up-to-date, comprehensive, readily available and easy to integrate into their workflows. As a result, customers are turning to commercial providers that have large-scale imaging capabilities and can deliver this content to them efficiently and effectively.

Competitive Strengths

A number of significant competitive strengths differentiate us from our competitors. These include:

•	Leading Imagery Collection Capabilities. We currently operate three imagery satellites capable of capturing images at a resolution of 61 centimeters or better and we have the capacity to add over 1.8 million square kilometers of imagery per day. We are the only commercial earth imagery provider with 8-band multi-spectral capability, which has a more robust color palette and enables enhanced analysis and identification of certain characteristics of the earth’s surface and certain underwater features.

•	Large and Rapidly Expanding ImageLibrary. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. Our ImageLibrary contains more than 1 billion square kilometers of high resolution earth imagery, with the capacity to add over 1.8 million square kilometers of imagery per day. Our comprehensive ImageLibrary enables our customers to use up-to-date images for real-time planning purposes and to perform comparison analyses with our historical images. We continue to create innovative solutions to monetize this valuable content.

•	Strong, Strategic Customer Relationships. Our largest customer, the U.S. government, has been highly supportive of the development of the commercial earth imagery industry and has purchased imagery from us since 2002. Most recently, the U.S. government awarded us a $3.55 billion contract to provide imagery and related products and services to National Geospatial-Intelligence Agency, or NGA, under the EnhancedView program. The strength of our relationship with the U.S. government has facilitated the growth of our international defense and intelligence and commercial businesses, and positions us well for future opportunities with these customers. Our relationships with providers of location-based information, such as Google, Microsoft, Nokia and Garmin, provide increased awareness of our products and services, represent a variety of types of commercial uses for our products and services and, we believe, are significant for the growth of our commercial business.

•	Significant Barriers to Entry. We have made significant capital investments in our satellites, ground infrastructure and imagery archive. The development and launch of a high resolution satellite typically takes four years or longer. Our industry is highly regulated due to the sensitive nature of satellite technology and new entrants would need considerable technical expertise and face substantial up-front capital outlays and long lead times due to the time required to secure necessary licenses. Finally, new entrants into the market would be unable to replicate the historical context provided by our extensive ImageLibrary without significant expense.

•	Experienced Management Team. Our management team combines deep knowledge, experience and technical expertise within the satellite imagery industry with a track record of innovation and growth in the commercial and government sector. Our team has demonstrated significant capabilities in launching and operating satellites, as well as managing the large volume of imagery information we collect.

Our Strategy

Our objective is to enhance our leading position in developing and delivering commercial high resolution earth imagery products and services. To achieve this goal, we adhere to a strategy that is grounded in our core strengths and focused on offering the most comprehensive, most up-to-date and most accessible content in the industry. Key aspects of our strategy include:

•	Drive Adoption of Imagery Products and Services in Mass Market Applications. We will continue to work closely with our customers to develop new applications that make it easier to use and integrate our imagery. For example, we are collaborating with personal navigation and wireless communication device manufacturers and internet portals to develop consumer products and applications that utilize high resolution earth imagery to enhance the navigational and mapping features in their products and services.

•	Monetize Content From Our Growing ImageLibrary. We strategically operate our satellites to expand our ImageLibrary by capturing imagery of areas of greatest interest to our customers. We will seek to monetize this content by offering our products and services to an increasing variety of customers. Additionally, we are committed to investing in software tools that will enable our customers to derive greater value from our products and services.

•	Leverage Our Existing Customer Base. Our relationship with NGA provides a substantial foundation upon which to expand our relationships with defense and intelligence agencies, and enables us to enhance our commercial offerings. The majority of earth imagery collected and licensed to our existing customers is maintained in our ImageLibrary and provides a content archive that can be incorporated into products and services for both new and existing customers.

•	Offer Flexible Finished Products to Enhance Accessibility. We intend to continue to develop our processing and delivery capabilities to provide our customers with user-friendly access to our imagery content. In addition, under our DAP, certain customers, with prior approval from the U.S. government, are able to task our WorldView-1 and WorldView-2 satellites from their own secure access facilities and receive data directly into their facilities for processing and use.

Relationship with Morgan Stanley & Co. Incorporated

An affiliate of Morgan Stanley & Co. Incorporated, which is a book-runner of our offering, will own 8,363,076 shares of our common stock, representing 18.2% of the outstanding shares of our common stock, after giving effect to this offering. In addition, pursuant to an Investor Agreement between us and the affiliate, the affiliate currently has the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules, proportionately adjusted for the actual size of our board of directors. Upon consummation of the offering, provided the affiliate holds less than 20% but more than 15% of our outstanding common stock, the affiliate of Morgan Stanley will have the right to designate for nomination three of nine nominees for our board of directors, all of whom must be independent under the NYSE rules. For a description of the Investor Agreement, see “Arrangement Between Morgan Stanley and Us — Investor Agreement.”

Recent Developments

On August 6, 2010, we entered into a $3.55 billion contract with NGA under the EnhancedView program.

The contract provides for us to supply satellite imagery deliveries from the WorldView satellite constellation under a Service Level Agreement, the EnhancedView SLA, in a total amount of $2.8 billion. The EnhancedView contract also provides for up to $750 million for value added products, infrastructure enhancements and other services and rights, including an option for NGA to require DigitalGlobe to lower the altitude of WorldView-2 to an altitude of 496 km, subject to receipt of regulatory approvals, at any time after September 1, 2013. The EnhancedView SLA replaces the NextView SLA that expired by its terms on August 31, 2010.

The contract has a ten year term, inclusive of nine one-year options exercisable by NGA, and is subject to Congressional appropriations and the right of NGA to terminate or suspend the contract at any time. The EnhancedView SLA portion of the award is sized at $2.8 billion over the term of the contract; $250 million annually, or $20.8 million per month, for the first four contract years, commencing September 1, 2010, with an increase to $300 million annually, or $25 million per month, for the remaining six years of the contract term. To support requirements under the contract, we will immediately begin procurement and construction of our next satellite, WorldView-3, which we anticipate will be ready for launch by the end of 2014. In addition, we will lower the altitude of WorldView-2 from its current altitude of 770 km to an altitude of 680 km in September 2011, subject to receipt of all required regulatory approvals.

Outlook

In the context of this offering, we are reiterating 2010 guidance previously provided on August 9, 2010, and providing guidance with respect to the third quarter of 2010. This does not constitute a change to our policy of providing guidance on an annual basis and, consistent with our past practice, we do not currently intend to provide quarterly guidance in the future.

	Full Year 2010	Third Quarter 2010
Total Revenue	$340 million to $360 million	$85 million to $91 million
Diluted Earnings per Share	$0.40 to $0.55	$0.10 to $0.14
Adjusted EBITDA	$195 million to $210 million	$48 million to $53 million
Adjusted EBITDA margin	57% to 59%	57% to 59%

Additional Information

We were originally incorporated as EarthWatch, Incorporated on September 30, 1994 under the laws of the State of Colorado and reincorporated in the State of Delaware on August 21, 1995. Our principal executive offices are located at 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503. Our telephone number is (303) 684-4000. Our internet home page address is www.digitalglobe.com. Information on, or accessible through, our website is not part of this prospectus supplement.

THE OFFERING

Common stock offered by the selling stockholders	6,000,877 shares.

Common Stock outstanding before and after the offering	45,832,215 shares.

Over-allotment Option	The selling stockholders have granted the underwriters the right to purchase up to an additional 900,000 shares to cover over-allotments, if any, within 30 days from the date of this prospectus supplement.

Use of Proceeds	The selling stockholders will receive all net proceeds from the sale of our common stock in this offering. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

Dividends	We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. See “Dividends.”

NYSE Symbol	“DGI”

Risk Factors	Investing in our common stock involves risks. See the sections titled “Risk Factors” on page S-9 of this prospectus supplement, on page 2 of the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of certain risks you should consider before investing in our common stock.

Conflicts of Interest	An affiliate of Morgan Stanley & Co. Incorporated owns 10% or more of our common stock. Thus, Morgan Stanley & Co. Incorporated has a “conflict of interest” under the applicable provisions of Rule 2720 of the Financial Industry Regulatory Authority. See “Conflicts of Interest.”

The number of shares of common stock outstanding before and after this offering is based on the number of shares outstanding as of September 1, 2010 and excludes:

•	2,920,224 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010 at a weighted average exercise price of approximately $22.26 per share;

•	46,649 shares of restricted stock at a weighted average grant date fair value of $23.73 per share; and

•	2,165,596 shares of common stock reserved for issuance under our benefit plans.

Except where we state otherwise, the information we present in this prospectus supplement reflects no exercise by the underwriters of their right to purchase up to an additional 900,000 shares of common stock to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial information set forth below for each of the years ended December 31, 2007, 2008 and 2009 has been derived from our audited consolidated financial statements. The summary consolidated financial information set forth below for the six months ended June 30, 2009 and 2010 has been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or for any future period. The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Consolidated Statements of Operations Data
(in millions, except share and per share data)

						Six Months Ended
	Year Ended December 31,					June 30,
	2007(1)		2008		2009	2009	2010
						(unaudited)

Revenue	$151.7		$275.2		$281.9	$137.2	$158.1
Cost and expenses:
Cost of revenue, excluding depreciation and amortization	22.1		28.5		31.1	14.4	20.2
Selling, general and administrative	49.0		76.1		88.6	44.1	53.0
Depreciation and amortization	46.8		75.7		74.4	37.6	60.1

Income from operations	33.8		94.9		87.8	41.1	24.8
Loss from early extinguishment of debt	—		—		(7.7)	(7.7)	—
Loss on derivative instruments	—		—		(1.8)	(1.8)	—
Interest income (expense), net	4.1		(3.0)		0.1	0.1	(20.6)

Income before income taxes	37.9		91.9		78.4	31.7	4.2
Income tax (expense) benefit	57.9	(2)	(38.1	)(3)	(31.0)	(12.7)	(2.2)

Net income	$95.8		$53.8		$47.4	$19.0	$2.0

Earnings per share:(4)
Basic	$2.21		$1.24		$1.07	$0.43	$0.05
Diluted	$2.18		$1.22		$1.06	$0.43	$0.04
Weighted average common shares outstanding:
Basic	43,269,243		43,513,506		44,234,019	44,199,522	43,876,444
Diluted	43,993,589		44,100,898		44,859,992	44,714,326	46,143,028

(footnotes appear on the following page)

Consolidated Balance Sheet Data
(in millions)

As of
June 30, 2010

Cash and cash equivalents	$142.8
Working capital	153.7
Total assets	1,164.0
Long-term deferred revenue(5)	232.5
Long-term deferred lease incentives	5.0
Long term debt	344.8
Total stockholders’ equity	491.9

Other Financial Data
(in millions)

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)

Adjusted EBITDA(6)	$83.2	$174.8	$169.4	$82.9	$87.8

(1)	The 2007 results include the operations for GlobeXplorer LLC, or GlobeXplorer, subsequent to the acquisition that occurred in January 2007.
(2)	During 2007, we released our deferred tax valuation allowance based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.
(3)	In connection with the preparation of our 2007 federal income tax return, we determined that certain adjustments should have been made prior to the release of the valuation allowance that was recorded in the fourth quarter of 2007 of $59.1 million. We noted that the net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million. We determined the adjustment is not material as of or for the years ended December 31, 2007 and 2008. Accordingly, the error was corrected in the second quarter of 2008.
(4)	Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted EPS is determined by dividing net income by the sum of (1) the weighted average number of common shares outstanding and (2) the dilutive effect of outstanding potentially dilutive securities and stock options determined utilizing the treasury stock method.
(5)	Deferred revenue primarily consists of deferred revenue derived from prepayments from NGA that are being recognized ratably over the current estimated customer relationship period of 10.5 years.
(6)	Adjusted EBITDA is defined as net income or loss adjusted for depreciation and amortization, net interest income or expense, income tax expense (benefit), loss on disposal of assets, loss on early extinguishment of debt and non-cash stock compensation expense.

Adjusted EBITDA is not a recognized term under generally accepted accounting principles, or GAAP, in the United States and may not be defined similarly by other companies. Adjusted EBITDA should not be considered an alternative to net income, as an indication of financial performance, or as an alternative to cash flow from operations as a measure of liquidity. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from ours.

Adjusted EBITDA is a key measure used in internal operating reports by management and the board of directors to evaluate the performance of our operations and is also used by analysts, investment banks and lenders for the same purpose. Adjusted EBITDA is a measure of our current period operating performance, excluding charges for capital, depreciation related to prior period capital expenditures and items which are generally non-core in nature.

We believe that the elimination of certain non-cash or non-operating items enables a more consistent measurement of period to period performance of our operations, as well as a comparison of our operating performance to companies in our industry. We believe this measure is particularly important in a capital intensive industry such as ours, in which our current period depreciation is not a good indication of our current or future period capital expenditures. The cost to construct and launch a satellite and build the related ground infrastructure may vary greatly from one satellite to another, depending on the satellite’s size, type and capabilities. For example, our QuickBird satellite, which we are currently depreciating, cost significantly less than our WorldView-1 or WorldView-2 satellites. Current depreciation expense is not indicative of the revenue generating potential of the satellite.

Adjusted EBITDA excludes interest income, interest expense, income taxes and loss on early extinguishment of debt because these items are associated with our capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of prior capital expenditure decisions which are not indicative of future capital expenditure requirements. Adjusted EBITDA excludes other income (expense), net, and mark-to-market on derivative instrument because these items are not related to our primary operations.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance and we do not place undue reliance on this measure as our only measure of operating performance. Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Unaudited reconciliation of adjusted EBITDA to net income is presented below:

				Six Months Ended
	For the Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
	(in millions)			(in millions)

Net income	$95.8	$53.8	$47.4	$19.0	$2.0
Depreciation and amortization	46.8	75.7	74.4	37.6	60.1
Interest (income) expense, net	(4.1)	3.0	(0.1)	(0.1)	20.6
Loss from early extinguishment of debt	—	—	7.7	7.7	—
Loss on derivative instruments	—	—	1.8	1.8	—
Income tax expense (benefit)	(57.9)	38.1	31.0	12.7	2.2
Non-cash stock compensation expense	2.6	4.2	7.2	4.2	2.9

Adjusted EBITDA	$83.2	$174.8	$169.4	$82.9	$87.8

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described below and in the “Risk Factors” section on page 2 of the accompanying prospectus, together with the other information contained in, or incorporated by reference into, this prospectus supplement, as well as the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2009, before you decide to buy the common stock offered by this prospectus. If any of the events outlined actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline and you may lose all or part of your investment.

The Loss or Reduction in Scope of Any One of Our Primary Contracts will Materially Reduce Our Revenue. The Majority of Our Revenue is Currently Derived from a Single Contract with a U.S. Government Agency that can be Terminated at Any Time.

Approximately 82.7% and 79.3% of our revenue for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively, was derived from our top five customers, including NGA, which accounted for approximately 75.0% and 64.3% of our revenue for the year ended December 31, 2009 and the six months ended June 30, 2010. These contracts may be terminated in the future, or may not be renewed or extended, and the loss of any one of these customers would materially reduce our revenue.

Our contracts with U.S. government agencies are subject to risks of termination or reduction in scope due to changes in U.S. government policies, priorities or funding level commitments to various agencies. Under the EnhancedView SLA, we are obligated to make a portion of the image tasking capacity of the WorldView constellation available to NGA, including specified priority access rights. On average, NGA will have access to approximately 50% of the WorldView constellation until August 31, 2014, stepping up to approximately 60% of the WorldView constellation, to include WorldView-3, from September 1, 2014 to August 31, 2020. To support requirements under the contract, we will immediately begin the procurement and construction of our next satellite, WorldView-3 and will begin expansion of our global network of regional ground terminals. In addition, we will lower the altitude of WorldView-2 from its current altitude of 770km to an altitude of 680km in September 2011 and NGA has the option to require us to further lower the altitude of WorldView-2 to 496 km, subject to receipt of all required regulatory approvals. The lowering of the orbital altitude will result in a decrease in the amount of square kilometers collected by the WorldView-2. While we believe the decrease in collection capability will be offset by improved data capture capabilities on the ground resulting from planned expansion to our ground terminal network there can be no assurance that our current collection capability will be maintained. Our ability to service other customers could be negatively impacted if we are unable to maintain our current collection capacity. In addition, any inability on our part to meet the performance requirements of the EnhancedView contract could result in a breach of our contract with NGA. A breach of our contract with NGA or reduction in service to our other clients could have a material adverse effect on our business, financial condition and results of operations.

In addition, NGA can terminate or suspend our contracts, including EnhancedView, at any time with or without cause. Although our NGA contracts generally involve fixed annual minimum commitments, such commitments are subject to annual Congressional appropriations and, as a result, NGA may not continue to fund these contracts at current or anticipated levels. If NGA terminates, significantly reduces in scope or suspends any of its contracts with us, or changes its policies, priorities, or funding levels, these actions would have a material and adverse effect on our business, financial condition and results of operations.

Breach of Our System Security Measures could Result in Interruption, Delay or Suspension of Our Ability to Provide Our Products and Services, and Could Result in Loss of Current and Future Business, Including Our U.S. Government Contracts.

Breach of our system security could materially adversely affect our business. Our business involves the transmission and storage of large quantities of electronic data, including the imagery comprising our ImageLibrary. In addition, our business is becoming increasingly web-based, allowing our customers to access and take delivery of imagery from our ImageLibrary over the Internet. From time to time we have experienced computer virus and other forms of third party attacks on our systems that, to date, have not had a material adverse affect on our business. We cannot assure you, however, that future attacks will not materially adversely affect our business.

Despite the implementation and continued upgrading of security measures, our network infrastructure may be vulnerable to computer viruses, unauthorized third party access, or other problems caused by third parties, which could lead to interruptions, delays or suspension of our operations, loss of imagery from our ImageLibrary, as well as the loss or compromise of technical information or customer information. Inappropriate use of the Internet by third parties including attempting to gain unauthorized access to information or systems — commonly known as “cracking” or “hacking,” could also potentially jeopardize the overall security of our systems, and could deter certain customers from doing business with us. In addition, a security breach that involved classified or other sensitive government information, or certain controlled technical information, could subject us to civil or criminal penalties, and could result in loss of our government contracts, loss of access to classified information, loss of export privileges, or debarment as a government contractor.

Because the techniques used to obtain unauthorized access, or to otherwise infect or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also need to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of web based products and services we offer as well as increase the number of countries within which we do business.

There may be Future Sales or Other Dilution of Our Equity, which may Adversely Affect the Market Price of Our Common Stock.

We are not restricted from issuing additional shares of our common stock or preferred stock, subject to the lock-up agreement with the underwriters, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur.

USE OF PROCEEDS

The selling stockholders will receive all net proceeds from the sale of our common stock in this offering. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “DGI.” The following table sets forth the high and low daily closing prices of our common stock on the NYSE for the periods indicated.

	High	Low

Fiscal Year Ended December 31, 2010
First Quarter	$28.23	$21.69
Second Quarter	$28.80	$24.66
Third Quarter (Through September 13, 2010)	$32.24	$25.13

	High	Low

Fiscal Year Ended December 31, 2009
Fourth Quarter	$25.96	$21.19
Third Quarter	$22.37	$17.31
Second Quarter (since May 14, 2009 initial public offering)	$21.50	$16.99

On September 13, 2010, the closing sale price of our common stock as reported on the NYSE was $32.24.

DIVIDENDS

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in the indenture governing our senior secured notes, capital requirements and other factors.

ARRANGEMENTS BETWEEN MORGAN STANLEY AND US

General

Set forth below are descriptions of certain agreements, relationships and transactions we have with Morgan Stanley.

Stockholders’ Agreement

We are a party to a stockholders’ agreement which provides, among other things, that certain holders of our common stock, including Morgan Stanley & Co. Incorporated and the other selling stockholders, have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Investor Agreement

We are parties to an Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated pursuant to which that affiliate has the right to designate for nomination nominees for the board members. Morgan Stanley & Co. Incorporated has designated five of our current directors. For so long as Morgan Stanley & Co. Incorporated or its affiliates continue to be the record and beneficial owner of shares representing more than 25% of our outstanding common stock, Morgan Stanley & Co. Incorporated or its affiliates will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For so long as Morgan Stanley & Co. Incorporated or its affiliates continues to be the record and beneficial owner of shares representing less than 25% but more than 20% of our outstanding common stock, Morgan Stanley & Co. Incorporated or its affiliates will have the right to designate for nomination four members of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For so long as Morgan Stanley & Co. Incorporated or its affiliates continues to be the record and beneficial owner of shares representing less than 20% but more than 15% of our outstanding common stock, Morgan Stanley & Co. Incorporated or its affiliates will have the right to designate for nomination three members of the nine nominees for our board of directors, all of whom must be independent under the NYSE rules. Our board of directors may determine, in good faith, not to appoint any of Morgan Stanley & Co. Incorporated or its affiliates designated nominees, if such appointment would constitute a breach of its fiduciary duties or applicable law or violate our amended and restated certificate of incorporation, by-laws, corporate governance guidelines or similar policies, or if such designated nominees are reasonably likely not to be independent, under NYSE rules. In addition, as long as Morgan Stanley & Co. Incorporated or its affiliates continue to be the record and beneficial owner of shares representing at least 15% of our outstanding common stock, at least one of Morgan Stanley & Co. Incorporated or its affiliates director nominees shall be appointed to each of our standing committees. At such time that Morgan Stanley & Co. Incorporated or its affiliates become the record and beneficial owner of shares representing less than 15% of our outstanding common stock, Morgan Stanley & Co. Incorporated or its affiliates will no longer have the right to designate for nomination any nominees for our board of directors. In the event of a change in the number of members of our board of directors, Morgan Stanley & Co. Incorporated or its affiliates will have the right to designate a proportional amount of the members of the nominees for our board of directors to most closely approximate the rights described above. If, however, the number of nominees for our board of directors designated for nomination by Morgan Stanley & Co. Incorporated or its affiliates is reduced as a result of a decrease in the record and beneficial ownership of shares of our common stock by Morgan Stanley & Co. Incorporated or its affiliates, any subsequent acquisition of shares of our common stock by Morgan Stanley & Co. Incorporated or its affiliates will not result in the right of Morgan Stanley & Co. Incorporated or its affiliates to designate for nomination additional nominees for our board of directors.

Other Transactions

We entered into a series of interest rate swap agreements with an affiliate of Morgan Stanley & Co. Incorporated during the period from 2005 to 2009 pursuant to which the affiliate of Morgan Stanley & Co. Incorporated received $4.0 million, net since January 1, 2007. No swap agreements are currently in effect.

In February 2008, we issued $40.0 million aggregate principal amount of senior subordinated notes, $20.0 million of which were issued to an affiliate of Morgan Stanley & Co. Incorporated. An affiliate of Morgan Stanley & Co. Incorporated was also paid a fee of $0.4 million in connection with this transaction and a fee of $0.1 million in connection with amendments to the senior subordinated notes in February 2009. An affiliate of Morgan Stanley & Co. Incorporated received approximately $24.4 million upon repayment of the senior subordinated notes in April 2009.

In April 2009, Morgan Stanley & Co. Incorporated earned a fee of $7.1 million in commissions as initial purchaser of our senior secured notes.

Morgan Stanley & Co. Incorporated was an underwriter of our initial public offering and received compensation of approximately $9.8 million in connection with its services as such.

SELLING STOCKHOLDERS

The following table, which was prepared based on information supplied to us by the selling stockholders, sets forth the name of each of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders and the number of shares to be offered by each of the selling stockholders pursuant to this prospectus supplement. The table also provides information regarding the beneficial ownership of our common stock by each of the selling stockholders as adjusted to reflect the assumed sale of all of the shares of common stock offered under this prospectus supplement. The ownership percentage indicated in the following table is based on 45,832,215 outstanding shares of DigitalGlobe common stock as of September 1, 2010.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options, restricted stock or warrants held by that person that are currently exercisable or exercisable within 60 days of September 1, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Beneficial Ownership		Number of		Beneficial Ownership
	Prior to Offering		Shares Offered Hereby		After Offering
			Without	With
Name of Selling Stockholder	Number	Percentage	Over-Allotment	Over-Allotment	Number		Percentage

Morgan Stanley & Co. Incorporated(1)	14,365,506	31.3%	6,000,000	6,900,000	8,365,506	(2)	18.3	%(2)
Additional selling stockholders collectively holding less than 1% of the outstanding shares of our common stock prior to completion of the offering (3 selling stockholders)	977	*	877	877	100		*

(1)	Morgan Stanley, as a parent holding company, indirectly owns 14,363,076 shares of our common stock, which shares are directly owned by its indirect, wholly-owned subsidiary, Morgan Stanley Principal Investments, Inc., and may be deemed to have sole voting and dispositive power with respect to an additional 2,430 shares of our common stock. The address of Morgan Stanley and Morgan Stanley Principal Investments, Inc. is 1585 Broadway, New York, NY 10036.
(2)	All of the shares of common stock being sold in this offering by Morgan Stanley, are owned by Morgan Stanley Principal Investments, Inc., which would directly own 8,363,076 shares of common stock, representing 18.2% of the outstanding shares of our common stock, after this offering if the underwriters do not exercise their right to purchase additional shares to cover over-allotments. If the underwriters exercise in full their right to purchase additional shares to cover over-allotments, the beneficial ownership of Morgan Stanley & Co. Incorporated after the offering would be 7,465,506 shares representing 16.3% of the outstanding shares of our common stock, of which 7,463,076, or 16.3%, would be owned by Morgan Stanley Principal Investments, Inc.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as capital assets (generally, assets held for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, U.S. expatriates, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal alternative minimum tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

An individual may be treated as a resident of the United States, among other ways, if present in the United States on at least 31 days in a calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. residents are subject to U.S. federal income tax in the same manner as U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

Dividends

Dividends paid by us to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN certifying its entitlement to the benefit of such treaty, or (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) and the non-U.S. holder provides us with proper IRS documentation. In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to a U.S. permanent establishment of such non-U.S. holder, or (iii) we are or become a “U.S. real property holding corporation” and either (a) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 eliminates the estate tax entirely for the 2010 taxable year. Under this legislation, the U.S. federal estate tax will be fully reinstated, as in effect prior to the legislation, in 2011.

Information Reporting and Backup Withholding Tax

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Information reporting and backup withholding tax (at the then applicable rate) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Recently Enacted Legislation

Recently enacted legislation will require, after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in or accounts with the institution owned by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons and certain other requirements are satisfied. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-US entity will be subject to withholding at a rate of 30 percent, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Canaccord Genuity Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Dougherty & Company, LLC and Merriman Capital, Inc. are acting as selected dealers in connection with the offering.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters option is exercised in full, the total price to the public would be $      , the total underwriters’ discounts and commissions would be $      and the total proceeds to the selling shareholders would be $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on the New York Stock Exchange under the trading symbol “DGI.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement, and the selling shareholders and each of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 60 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. We have also agreed not to file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

In addition, each selling shareholder has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 60 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of common stock to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that no filing under Section 16(a) of the Exchange Act, as amended, shall be required or shall be voluntarily made in connection with such open market transactions;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security granted under employee stock plans existing on or otherwise outstanding on the date of this prospectus;

•	grants of employee stock options or restricted stock in accordance with the terms of a stock plan existing on the date of this prospectus;

•	transfers or distributions of shares of common stock or any security convertible into common stock (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the transferee or an immediate family member, (iii) by testate or intestate succession, (iv) to limited partners, members stockholders of the distributor, or to any corporation, partnership or other business entity that is a direct or indirect affiliate of the distributor or (v) to any corporation, partnership or other business entity with whom the distributor shares in common an investment manager or advisor, in each case who has investment discretionary authority with respect to the distributor’s and such other entity’s investments pursuant to an investment management, investment advisory or similar agreement, provided that each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntary during the restricted period;

•	transfers made by any person other than us under a trading plan pursuant to Rule 10b5-1 under the Exchange Act, which trading plan is in existence on the date of this prospectus;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock provided that such plan does not provide for the transfer of common stock during the restricted period;

•	the issuance by us of up to a number of shares representing 15% of the total number of outstanding shares of the common stock (or options, warrants or convertible securities relating to shares of common stock) in connection with bona fide mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions, provided that the acquiree of any such shares of common stock (or options, warrants or convertible securities relating to shares of common stock) enters into an lock up agreement for the remainder of the 90 day restricted period; or

•	the filing by us of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of a stock plan in effect on the date of this prospectus.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of common stock to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

CONFLICTS OF INTEREST

Affiliates of Morgan Stanley & Co. Incorporated owns 10% or more of our common stock. Thus, Morgan Stanley & Co. Incorporated has a “conflict of interest” under the applicable provisions of Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with Rule 2720, Morgan Stanley & Co. Incorporated will not make sales to discretionary accounts without the prior written consent of the customer.

LEGAL MATTERS

J. Alison Alfers, General Counsel of DigitalGlobe and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York are representing us in connection with this offering. The underwriters are being represented in this offering by Davis, Polk & Wardwell LLP, New York, New York.

PROSPECTUS

COMMON STOCK

We, or any selling stockholder, may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. This prospectus describes some of the general terms that may apply to our common stock. Each time any common stock is offered pursuant to this prospectus, we or any selling stockholder will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the number of shares of our common stock to be sold by us or any selling stockholder. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

This prospectus may not be used to offer and sell shares of our common stock unless accompanied by a prospectus supplement or a free writing prospectus.

The shares of our common stock may be sold at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. The shares of our common stock offered by this prospectus and the accompanying prospectus supplement may be offered by us or any selling stockholder directly to investors or to or through underwriters, dealers or other agents. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “DGI.”

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 2 before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 14, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, which we refer to as the Securities Act. Under the automatic shelf process, we or any selling stockholder to be named in a prospectus supplement may offer and sell, from time to time, shares of our common stock. We or any selling stockholder will also be required to provide a prospectus supplement containing specific information about us or such selling stockholder and the terms on which our common stock is being offered and sold. We may also add, update or change in a prospectus supplement information contained in this prospectus.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, including the information incorporated by reference herein as described under “Where You Can Find More Information,” and any free writing prospectus that we prepare and distribute. Neither we nor any selling stockholder have authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus, the accompanying prospectus supplement or any such free writing prospectus.

We and any selling stockholder may only offer to sell, and seek offers to buy, shares of our common stock in jurisdictions where offers and sales are permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

Unless the context indicates otherwise, the terms “DigitalGlobe,” “Company,” “we” and “our” in this prospectus refer to DigitalGlobe, Inc. and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, prospectus and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains our reports, proxy and other information regarding us at http://www.sec.gov. Our SEC filings are also available free of charge at our website (www.digitalglobe.com). The information on our website is not incorporated by reference into this prospectus.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “DGI.” You may read and copy reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus automatically will be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC

(excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the year ended December 31, 2009, which we filed with the SEC on February 24, 2010;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2009 from our Definitive Proxy Statement on Schedule 14A, which we filed with the SEC on April 7, 2010, and the Definitive Additional Materials on Schedule 14A, which we filed with the SEC on April 12, 2010;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2010, which we filed with the SEC on May 4, 2010;

•	our Quarterly Report on Form 10-Q for the period ended June 30, 2010, which we filed with the SEC on August 3, 2010;

•	our Current Reports on Form 8-K, which we filed with the SEC on February 10, 2010, March 8, 2010, April 1, 2010 (two reports), May 24, 2010, June 11, 2010, July 13, 2010, August 9, 2010, August 30, 2010, and September 1, 2010; and

•	the description of the common stock set forth in our registration statement on Form 8-A filed on May 6, 2009.

We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

Investor Relations
DigitalGlobe, Inc.
1601 Dry Creek Drive Suite 260
Longmont, CO 80503
(303) 684-4000

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. These statements are only predictions. Such statements are made in reliance on the safe harbor provisions of the Private Litigation Reform Act of 1995.

Any forward-looking statements are based upon our historical performance and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions. A number of important factors could cause our actual results or performance to differ materially from those indicated by such forward looking statements, including: the loss or reduction of any of our primary contracts; the loss or impairment of our satellites; loss or damage to the content contained in our ImageLibrary; interruption or failure of our ground system and other infrastructure; decrease in demand for our imagery products and services; increased competition that may reduce our market share or cause us to lower our prices; our failure to obtain or maintain required regulatory approvals and licenses; changes in U.S. or foreign law or regulation that may limit our ability to distribute our imagery products and services; the costs associated with being a public company; and other important factors, all as described more fully in our filings with the SEC, including this prospectus.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward looking statements.

THE COMPANY

We are a leading global provider of commercial, high-resolution earth imagery products and services. Our products and services support a wide variety of uses, including defense, intelligence and homeland security applications, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility and agricultural industries, and U.S. and foreign civil government agencies. The imagery that forms the foundation of our products and services is collected daily via our three high-resolution imagery satellites and managed in our content archive, which we refer to as our ImageLibrary.

Corporate Information

Our principal executive offices are located at 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503. Our telephone number is (303) 684-4000. Our internet address is www.digitalglobe.com. Information on our website is not incorporated into this prospectus.

RISK FACTORS

You should consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2009, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. Based on the information currently known to us, we believe that the information incorporated by reference in this prospectus identifies the most significant risk factors affecting our company. Each of risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. The risks and uncertainties are not limited to those set forth in the risk factors described in these documents. Additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the following risk factors may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the common stock as set forth in the applicable prospectus supplement. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that the common stock is sold by a selling stockholder.

DESCRIPTION OF CAPITAL STOCK

For a full description of our common stock please see the documents identified in the section “Where You Can Find More Information” in this prospectus.

SELLING STOCKHOLDERS

Information regarding the beneficial ownership of our common stock by a selling stockholder, the number of shares being offered by a selling stockholder and the number of shares beneficially owned by a selling stockholder after the applicable offering, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

We or any selling stockholder may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods.

A distribution of the securities offered by this prospectus may also be effected through the issuance of derivative securities, including without limitation, warrants, subscriptions, exchangeable securities, forward delivery contracts and the writing of options.

In addition, the manner in which we or any selling stockholder may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

We or any selling stockholder may also enter into hedging transactions. For example, we or any selling stockholder may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from us to close out its short positions;

•	sell securities short and redeliver such shares to close out the short positions;

•	enter into option or other types of transactions that require us or any selling stockholder to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, we or any selling stockholder may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from us or any selling stockholder or others to settle such sales and may use securities received from us or any selling stockholder to close out any related short positions. We or any selling stockholder may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, any selling stockholder, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Any selling stockholders, underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us or any selling stockholders and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We or any selling stockholders will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

We and any selling stockholder and other persons participating in the sale or distribution of the securities will be subject to applicable prospectus of the Securities Act, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by us, any selling stockholder or any other person. The anti-manipulation rules under the Securities Act may apply to sales of securities in the market and to the activities of us or any selling stockholder and any affiliates of us or any selling stockholder. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We or any selling stockholder are not restricted as to the price or prices at which they may sell the securities. Sales of such securities may have an adverse effect on the market price of the securities. Moreover, it is possible that a significant number of shares of common stock could be sold at the same time, which may have an adverse effect on the market price of the securities.

We cannot assure you that we or any selling stockholder will sell all or any portion of the securities offered hererby.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We or any selling stockholder may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We or any selling stockholder may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We or any selling stockholder may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us or any selling stockholders. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with us or any selling stockholder and its compensation.

In connection with offerings made through underwriters or agents, we or any selling stockholder may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us or any selling stockholder under these arrangements to close out any related open borrowings of securities.

Dealers

We or any selling stockholder may sell the offered securities to dealers as principals. We or any selling stockholder may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us or any selling stockholder at the time of resale. Dealers engaged by us or any selling stockholder may allow other dealers to participate in resales.

Direct Sales

We or any selling stockholder may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We or any selling stockholder may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We or any selling stockholder will enter into such delayed contracts only with institutional purchasers that we or any selling stockholder approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We or any selling stockholder may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us or any selling stockholder in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market-Making, Stabilization and Other Transactions

In connection with any offering of common stock, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority (the “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

6,000,877 Shares

COMMON STOCK

PROSPECTUS SUPPLEMENT

MORGAN STANLEY

J.P. MORGAN

CITI

CANACCORD GENUITY

September   , 2010